Contact

www.linkedin.com/in/stevegerritsen (LinkedIn)
www.Marketing160.com (Company)
www.LifterHamper.com (Company)
www.SteveGerritsen.net (Personal)

Top Skills

Entrepreneurship
Start-ups
Management

Languages

English

Patents

Methods and apparatuses for digital content protection

Steve G.

Founder, Athletes.tv, Platform for Athletes & Sports Content; Co-Founder, Marketing 160, SMS/Text & Mobile Marketing
Salt Lake City Metropolitan Area

Summary

Experienced entrepreneur and business executive w/over 20 years of entrepreneurial experience. Currently working for digital marketing startup, Marketing 160. Domain and crypto currency investor. Former Certified NFLPA agent.   Has received multiple awards for top salesman. Worked with local, national and international accounts. Sales hunter, business development, outside sales, marketing, including web, video, mobile and social media marketing, tradeshows and conferences, business operations management, raising capital and working with investors. Technically astute, experienced working with multiple CRMs, excellent networker and finding an in with the right contacts. Worked with C-Level executives in tech, telecom, retail and in sports and entertainment, including in a B2B environment. Experience negotiating contracts with the federal and state governments, contracts for professional athletes, and business contracts. Successfully sold company (Rocky Mountain Low Vision) after being the initial founder and owning the company for nearly 8 years.

Specialties: New Business Development, Contract Negotiations, Sponsorships, Mobile Marketing, Social Media Marketing, Digital Marketing, Online Marketing Web and Video Marketing, SAS, Business to Business environment, Customer Service, Startups.

Experience

Athletes.tv
Founder
April 2020 - Present (2 years 5 months)

Athletes.tv is a free, ad supported platform for athletes & sports content creators in every sport to have their own streaming channels.

The platform is free for both athletes and fans. Athletes receive a share of the monetization of their channels.

Athletes.tv is for athletes in all competitive sports, at levels from high school to the professional levels. Retired professional athletes can also have channels.

As an athlete progresses from one level to the next, they are able to maintain their same channel. High school and other amateur athletes are encouraged to put their game/competition highlights, workout videos, and relevant videos to their sport(s) they compete in. College, professional and retired athletes may wish to use the platform to further their connection with their fans, host their podcast/videocast, interview teammates or other athletes and celebrities, their own documentary, and more.

Please contact us if your company is interested in advertising or other partnership opportunities.

Marketing 160
Co Founder
March 2016 - Present (6 years 6 months)
Greater Salt Lake City Area

Marketing 160 LLC, is a full service mobile marketing startup company based in Salt Lake City, Utah. Capitalizing on open rates as high as 98%, the effectiveness and efficiency of mobile text messaging is second to none. MKTG+160 provides a text message service and software based platform allowing businesses to communicate with their customers immediately via the 160 characters allowed in a text. Our service and software platform sends promotions, advertisements and notifications via text message then provides the crucial analytical data needed to help measure and support the effectiveness of all of your marketing and communication campaigns.

We audit existing marketing channels including print, email and social media to analyze overall marketing efforts then build strategies around migrating this audience to a mobile marketing database for higher engagement in the future. 98% of text messages are read with 95% being read within the first 3 minutes vs. 20% for email and 12-29% for social media.

In addition to our text/sms messaging platform, Marketing 160 offers social media, affiliate, email and mobile marketing management. We offer our

experience and expertise in managing all of your marketing campaigns. Whether your company is a small start up or well established enterprise, Marketing 160 can help you maximize your marketing efforts across all social media and mobile platforms.

We offer referral and reseller opportunities for our text/SMS marketing platform. If you have a marketing agency and would like to add text/SMS to the list of services that you provide, please contact us to get started.

Feel free to visit our website at www.Marketing160.com. We welcome any and all direct inquiries.

Digital Currency Con
Founder, Event Organizer
May 2018 - December 2018 (8 months)
United States

Digital Currency Con is a blockchain and cryptocurrency conference. This event was held in Park City, Utah in July 2018.

The conference website is www.DigitalCurrencyCon.com.

Empee Solutions
President
January 2012 - May 2018 (6 years 5 months)
Greater Salt Lake City Area

Empee Solutions developed the Lifter Hamper™ which was featured on ABC's TV show "Shark Tank" in season 3 of the show. Since that time, the Lifter Hamper™ has also been featured on the DIY Network's show "I Want That" and on air on QVC.

The Lifter Hamper™ is not your ordinary laundry hamper. This innovative laundry hamper allows the bag to drop down with the weight of laundry and rise to the top as laundry is removed. The Lifter Hamper™ makes that backbreaking chore easy to do. Once you’ve tried the Lifter Hamper™ you’ll never want to go back to your old laundry hamper.

In 2015, Empee Solutions entered into an exclusive licensing agreement with Household Essentials. For distribution opportunities or to purchase the Lifter Hamper™, please visit www.LifterHamper.com.

Gerritsen Sports and Entertainment
Former NFL Agent; Sports and Entertainment Marketing
January 2016 - May 2017 (1 year 5 months)
Greater Salt Lake City Area

Certified NFL Agent (2013 - 2015 with Pantheon Talent).

Mazer Encryption LLC
Founder
2012 - August 2016 (4 years)

Mazer Encryption develops and provides efficient encryption technology solutions for companies and organizations in need of protecting their digital content.

Our core encryption technology has been developed and tested on a small scale and was recently awarded a patent.

ABM Industries
Business Development Manager
May 2015 - March 2016 (11 months)

Thousands of commercial, industrial, government and retail clients look to ABM for consistent quality service that meets their specialized facility service needs including commercial cleaning and maintenance, facility engineering, energy efficiency and parking services.

With fiscal 2014 revenues of approximately $5.0 billion and over 118,000 employees, our 300+ offices across the U.S. and various international locales enable us to provide custom facility solutions to sites of all sizes — from neighborhood banks and schools to the largest and most complex facilities, such as corporate office parks and major airports.

Building Value With A Leader In Integrated Facilities Solutions

For more information, visit www.abm.com.

Rocky Mountain Raceways
Corporate Sales and Sponsorships
March 2014 - May 2015 (1 year 3 months)

Rocky Mountain Raceways is located in just 10 minutes from downtown Salt Lake City. RMR facilities include a 3/8 mile Oval Track, a quarter mile NHRA Drag Strip, and a Motocross Track. You may visit the RMR website at: http://www.rmrracing.com/.

RMR offers company's the following:
Corporate and Group Ticket Sales
Company Parties
Drag Racing Experience
Corporate Sponsorships and Marketing Opportunities

EMS Financial Services
Director of Operations
November 2009 - November 2011 (2 years 1 month)
White Plains, NY

EMS Financial Services is the world's leading provider of secure trade protection for telecoms since 1999 while currently managing over 1000 clients globally.

As a neutral third party, EMS acts in the interest of the contract between the buyers, sellers and resellers alike, smoothing the way for fast and accurate payment disbursement upon the delivery of services.

With over a decade of industry expertise and market knowledge, EMS has developed and launched its online portal where members can independently setup, track and manage all their trading transactions in real time (anywhere and anytime) under complete confidentiality and security using VeriSign and McAfee protection.

Ellipse Technology
Director, Business Development
January 2007 - October 2009 (2 years 10 months)

As Director of Business Development for Ellipse Technology, I have been involved in helping this start up company in three main areas. These include: raising start up capital for the company, establishing, major retail partnerships, and obtaining content for digital distribution.

I have helped get the company in the doors with major retail clients and the major studios both in the US and globally. I have worked closely with both of

the founders of the company and all of the Executive team, while reporting directly to both the CEO and the President of the company.

Ellipse Technology is a B2B company that has innovative technology in secure data distribution. The mKey device the company has will hold up to 1000 full length movies, including HD quality, and is more secure than a DVD.

Advanced Sports Marketing LLC
Owner
January 2003 - December 2008 (6 years)

As the owner of Advanced Sports Marketing, I worked as a NFLPA Certified Contract Advisor (Agent) for professional football players. I negotiated contracts for numerous clients in the following football leagues: NFL, NFL Europe, CFL (Canadian Football League), Arena Football League, and Arena 2 Football League. I was also a certified CFLPA Contract Advisor.

In working with my professional football clients, I had numerous responsibilities as the players agent. These included working with and aligning personal trainers for the players, finding the right financial advisors, making sure day to day responsibilities and needs of the players were being met, and working with the teams the players were employed by.

As an agent, I also worked with a few minor league baseball players and helped with their minor league contracts.

Rocky Mountain Low Vision LLC
Owner, President
January 1997 - November 2004 (7 years 11 months)

This company, which was sold to new ownership in November 2004, sells magnification products to companies, government agencies, schools and individuals. As a small business owner and President of this company, I worked on obtaining bids and contracts with federal and state governments and corporations. Receiving client referrals from medical professionals was also a very important part of my job with this company.

During my time as owner of Rocky Mountain Low Vision LLC, I developed a web presence for this company in a variety of ways. These included thru the company website Magnified.com and thru an eBay online store.

Education

University of Utah - David Eccles School of Business

Bachelors, Business Administration · (1997 - 2002)